UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 13)*
                    Under the Securities Exchange Act of 1934

                            SCAILEX CORPORATION LTD.
                            ------------------------
                                (Name of Issuer)

            Ordinary Shares, NIS 0.12 nominal (par) value per share
            -------------------------------------------------------
                         (Title of Class of Securities)

                                   809090103
                                   ---------
                                 (CUSIP Number)

                               Steven J. Glusband
                          Carter Ledyard & Milburn LLP
                     2 Wall Street, New York, New York 10005
                                 (212) 732-3200
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                               September 17, 2006
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 809090103

1   NAME OF REPORTING PERSON: Tao Tsuot Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                  (a)   [X]
                                                                       (b)   [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e):                                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF          7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY       8     SHARED VOTING POWER:  3,805,984 ordinary shares *
OWNED BY
EACH               9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH        10    SHARED DISPOSITIVE POWER:  3,805,984 ordinary shares *


11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       3,805,984 ordinary shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.00%

14  TYPE OF REPORTING PERSON:  CO

--------------------------
* Mr. Ben Dov, Harmony (Ben Dov) Ltd. and Tao Tsuot Ltd. are the beneficial owners of 3,805,984 ordinary shares of the Issuer. Tao Tsuot Ltd. directly holds 3,805,984 ordinary shares of the Issuer. Mr. Ben Dov owns 81.30% of the shares of Tao Tsuot Ltd., 71.59% of the Tao Tsuot Ltd. shares are held directly by Mr. Ben Dov, and 12.90% of such shares (including ordinary shares issuable upon the exercise of convertible debentures issued to Mr. Ben Dov), are held by Harmony (Ben Dov) Ltd., a company 100% owned by Mr. Ben Dov. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 3,805,984 ordinary shares of the Issuer held by Tao Tsuot Ltd.

CUSIP No. 809090103

1   NAME OF REPORTING PERSON: Harmony (Ben Dov) Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (a)  [X]
                                                                        (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e):                                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF          7     SOLE VOTING POWER: 0
SHARES
BENEFICIALLY       8     SHARED VOTING POWER: 3,923,046 ordinary shares *
OWNED BY
EACH               9     SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON WITH        10    SHARED DISPOSITIVE POWER: 3,923,046 ordinary shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       3,923,046 ordinary shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 10.31%

14  TYPE OF REPORTING PERSON:  CO

-----------------------------
* Mr. Ben Dov, Harmony (Ben Dov) Ltd. and Tao Tsuot Ltd. are the beneficial owners of the 3,805,984 ordinary shares of the Issuer. Tao Tsuot Ltd. directly holds 3,805,984 ordinary shares of the Issuer. Mr. Ben Dov owns 81.30% of the shares of Tao Tsuot Ltd., 71.59% of the Tao Tsuot Ltd. shares are held directly by Mr. Ben Dov, and 12.90% of such shares (including ordinary shares issuable upon the exercise of convertible debentures issued to Mr. Ben Dov), are held by Harmony (Ben Dov) Ltd., a company 100% owned by Mr. Ben Dov. In addition, Harmony (Ben Dov) Ltd. directly holds an additional 117,062 ordinary shares of the Issuer. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 3,923,046 ordinary shares of the Issuer held by Tao Tsuot Ltd. and Harmony (Ben Dov) Ltd.

CUSIP No. 809090103


1   NAME OF REPORTING PERSON: Suny Electronics Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (a)  [X]
                                                                        (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e):                                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF          7     SOLE VOTING POWER: -0-
SHARES
BENEFICIALLY       8     SHARED VOTING POWER: 4,725,935 ordinary shares *
OWNED BY
EACH               9     SOLE DISPOSITIVE POWER: -0-
REPORTING
PERSON WITH        10    SHARED DISPOSITIVE POWER: 4,725,935 ordinary shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       4,725,935 ordinary shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.41%

14  TYPE OF REPORTING PERSON:  CO

--------------------------
* Mr. Ben Dov, Ben Dov Holdings Ltd. and Suny Electronics Ltd. are the beneficial owners of the 4,725,935 ordinary shares of the Issuer. Suny Electronics Ltd. directly holds 4,725,935 ordinary shares of the Issuer. Mr. Ben Dov, through Ben Dov Holdings Ltd., a company 100% owned by him, owns 68% of the shares of Suny Electronics Ltd. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 4,725,935 ordinary shares of the Issuer held by Suny Electronics Ltd.

CUSIP No. 809090103

1   NAME OF REPORTING PERSON: Ben Dov Holdings Ltd.
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (a)  [X]
                                                                        (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e):                                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF          7     SOLE VOTING POWER: 0
SHARES
BENEFICIALLY       8     SHARED VOTING POWER: 4,725,935 ordinary shares *
OWNED BY
EACH               9     SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON WITH        10    SHARED DISPOSITIVE POWER:  4,725,935 ordinary shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       4,725,935 ordinary shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 12.41%

14  TYPE OF REPORTING PERSON:  CO

-----------------------------
* Mr. Ben Dov, Ben Dov Holdings Ltd. and Suny Electronics Ltd. are the beneficial owners of the 4,725,935 ordinary shares of the Issuer. Suny Electronics Ltd. directly holds 4,725,935 ordinary shares of the Issuer. Mr. Ben Dov, through Ben Dov Holdings Ltd., a company 100% owned by him, owns 68% of the shares of Suny Electronics Ltd. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 725,935 ordinary shares of the Issuer held by Suny Electronics Ltd. and Ben Dov Holdings Ltd.

CUSIP No. 809090103

1   NAME OF REPORTING PERSON: Ilan Ben Dov
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not applicable.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:                   (a)  [X]
                                                                        (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS: PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
    ITEMS 2(d) or 2(e):                                                      [ ]

6   CITIZENSHIP OR PLACE OF ORGANIZATION: Israel

NUMBER OF          7     SOLE VOTING POWER: 0
SHARES
BENEFICIALLY       8     SHARED VOTING POWER: 8,648,981 ordinary shares *
OWNED BY
EACH               9     SOLE DISPOSITIVE POWER: 0
REPORTING
PERSON WITH        10    SHARED DISPOSITIVE POWER: 8,648,981 ordinary shares *

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
                                                       8,648,981 ordinary shares

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES    [ ]

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11): 22.72%

14  TYPE OF REPORTING PERSON:  IN

-----------------------------
* Mr. Ben Dov, Harmony (Ben Dov) Ltd. and Tao Tsuot Ltd. are the beneficial owners of the 3,805,984 ordinary shares of the Issuer. Mr. Ben Dov, directly and through Harmony (Ben Dov) Ltd. owns 81.30% of the shares of Tao Tsuot Ltd. Mr. Ben Dov and Harmony (Ben Dov) Ltd. are the beneficial owners of 117,062 ordinary shares of the Issuer that are directly held by Harmony (Ben Dov) Ltd. Mr. Ben Dov, Ben Dov Holdings Ltd. Suny Electronics Ltd. are the beneficial owners of 4,725,935 ordinary shares of the Issuer that are directly held by Suny Electronics Ltd. Mr. Ben Dov, through Ben Dov Holdings Ltd., a company 100% owned by him, owns 68% of the shares of Suny Electronics Ltd. Accordingly, Mr. Ben Dov may be deemed to have the sole voting and dispositive power as to the 8,648,981 ordinary shares of the Issuer held by himself, Tao Tsuot Ltd., Harmony (Ben Dov) Ltd., Suny Electronics Ltd. and Ben Dov Holdings.

          This Amendment No. 13 to the Statement on Schedule 13D dated July 22, 2004, and previously amended on July 18, 2006, is being filed to report the purchase by Tao Tsuot Ltd. ("Tao"), of an aggregate of 691,789 ordinary shares, nominal par value NIS 0.12 per share, (the "Ordinary Shares") of Scailex Corporation Ltd., formerly Scitex Corporation Ltd., (the "Issuer"), an Israeli company whose principal executive offices are located at 3 Azrieli Center, Triangular Tower, 43rd Floor, Tel Aviv 67023, Israel.

          In addition, this report is being filed in order to amend Amendment No. 8 to the Statement on Schedule 13D dated July 22, 2004, filed with the Securities and Exchange Commission on December 20, 2005, to reflect the purchase by Ben Dov Holdings Ltd., ("Ben Dov Holdings") of an aggregate of 25,161 Ordinary Shares of the Issuer from September 25, 2005 to October 19, 2005, and to amend Amendment No. 9 to the Statement on Schedule 13D dated July 22, 2004, filed with the Securities and Exchange Commission on March 23, 2006, to reflect the transfer of 57,379 Ordinary Shares of the Issuer held by Ben Dov Holdings to Harmony (Ben Dov) Ltd., ("Harmony"), on December 28, 2005, and the transfer of 16,773 Ordinary Shares held by Mr. Ilan Ben Dov to Harmony, on January 2, 2006.


Item 2. Identity and Background.
        ------------------------

         ITEM 2 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

          This Statement is being filed by Tao, Harmony, Suny Electronics Ltd. ("Suny"), Ben Dov Holdings and Mr. Ilan Ben Dov.

          Mr. Ben Dov, a citizen of Israel, is principally employed as the chairman of the board of directors of Ben Dov Holdings, Harmony and Tao, and as the chief executive officer and the chairman of the board of directors of Suny. Mr. Ben Dov's business address is 46 Ben Zion Galis St., Petach Tikva, Israel 49277.

          Ben Dov Holdings is a private company incorporated under the law of the State of Israel. It is principally engaged in investing. The address of its principal office is 46 Ben Zion Galis St., Petach Tikva, Israel 49277. Ben Dov Holdings is 100% owned by Mr. Ben Dov.

          Harmony is a private company incorporated under the law of the State of Israel. It is principally engaged in investing. The address of its principal office is 14 Mishmar Hagvul St., Tel Aviv, Israel 69697. Harmony is 100% owned by Mr. Ben Dov.

          Suny is a public company incorporated under the law of the State of Israel. Suny's shares are traded on the Tel Aviv Stock Exchange. Mr. Ben Dov, through Ben Dov Holdings Ltd., a company 100% owned by him, owns 68% of the shares of Suny Electronics Ltd. Suny Telecom, (1994) Ltd., a wholly owned subsidiary of Suny, owns 8.56% of Suny's shares, and

23.44% of Suny's shares is owned by the public. Suny's principal business is the importation and distribution, through its subsidiaries, of cellular phones. The address of its principal office is 46 Ben Zion Galis St., Petach Tikva, Israel 49277.

          Tao is a public company incorporated under the law of the State of Israel. Tao's shares are traded on the Tel Aviv Stock Exchange. Mr. Ben Dov owns 81.30% of the shares of Tao Tsuot Ltd., 71.59% of the shares of Tao are held directly by Mr. Ben Dov, and 12.90% of such shares (including ordinary shares issuable upon the exercise of convertible debentures issued to Mr. Ben
Dov) are held by Harmony (Ben Dov) Ltd., a company 100% owned by Mr. Ben Dov and 18.44% of the outstanding shares of Tao are held by the public.Tao is a holding company. The address of its principal office is 46 Ben Zion Galis St., Petach Tikva, Israel 49277.

          During the last five years, none of Mr. Ben Dov, Ben Dov Holdings, Harmony, Suny or Tao has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding it, he or she was or is subject to a judgment, decree or final order either enjoining future violations of, or prohibiting or mandating activities subject to, United States federal or state securities laws, or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.
        --------------------------------------------------

         ITEM 3 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

         From the last report filed on July 18 through November 6, 2006, Tao purchased an aggregate of 691,789 Ordinary Shares of the Issuer in a series of transactions. The aggregate purchase price of such 691,789 Ordinary Shares was $4,901,174 all of which amount was paid by Tao from its working capital.

         From September 25, 2005 to October 19, 2005 Ben Dov Holdings purchased an aggregate of 25,161 Ordinary Shares of the Issuer in a series of transactions, which were not reported on Amendment No. 8 to the Statement on
Schedule 13D dated July 22, 2004, filed with the Securities and Exchange Commission, on December 20, 2005.

         On December 28, 2005 Ben Dov Holdings transferred 57,379 Ordinary Shares of the Issuer to Harmony.

         On January 2, 2006 Mr. Ben Dov transferred 16,773 Ordinary Shares of the Issuer to Harmony.

Item 4. Purpose of Transaction.
        -----------------------

         ITEM 4 OF THIS STATEMENT IS HEREBY AMENDED TO ADD THE FOLLOWING:

     (c) The 691,789 Ordinary Shares purchased by Tao during the period from July 25, 2006, through November 8, 2006 and the 25,161 Ordinary Shares purchased from September 25, 2005 to October 19, 2005, were purchased for portfolio investment purposes. Mr. Ben Dov, Ben Dov Holdings, Harmony, Suny and Tao currently do not have any plan or proposal, which relates to or would result in:

          (a) the acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b)  an  extraordinary  corporate  transaction,   such  as  a  merger,
     reorganization, or liquidation, involving the Issuer or any of its subsidiaries;

          (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries;

          (d) any change in the present board of directors or management of the Issuer, including any plan or proposal to change the number or term of directors or to fill any existing vacancies on the board;

          (e) any material change in the present capitalization or dividend policy of the Issuer;

          (f) any other material change in the Issuer's business or corporate structure;

          (g) changes in the Issuer's charter or by-laws or other actions which may impede the acquisition of control of the Issuer by any person;

          (h) a class of securities of the Issuer being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

          (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

          (j) any action similar to any of those enumerated above.

         However, such plans or proposals may have been considered, and may from time to time hereafter be considered, by Ben Dov Holdings, Harmony, Suny, Tao and Mr. Ben Dov, and in his capacity as chairman of the board of directors of Ben Dov Holdings, Harmony and Tao and as chief executive officer and chairman of the board of directors of Suny.

Item 5. Interest in Securities of the Issuer.
        -------------------------------------

         ITEM 5 OF THIS STATEMENT IS HEREBY AMENDED AND RESTATED TO READ IN ITS ENTIRETY AS FOLLOWS:

         (a) Mr. Ben Dov, Ben Dov Holdings and Suny are the beneficial owners of 4,725,935 Ordinary Shares, which constitute approximately 12.41% of the 38,066,363 Ordinary Shares of the Issuer, which according to the Issuer's most recent filing with the Securities and Exchange Commission, were outstanding and issued on November 8, 2006.

         Mr. Ben Dov, Harmony and Tao are the beneficial owners of 3,805,984 Ordinary Shares, which constitute approximately 10% of the 38,066,363 Ordinary Shares of the Issuer, which according to the Issuer's most recent filing with the Securities and Exchange Commission, were outstanding and issued on November 8, 2006.

         Mr. Ben Dov and Harmony are the beneficial owners of 117,062 Ordinary Shares, which constitute approximately 0.31% of the 38,066,363 Ordinary Shares of the Issuer, which according to the Issuer's most recent filing with the Securities and Exchange Commission, were outstanding and issued on November 8, 2006.

         (b) Mr. Ben Dov, Ben Dov Holdings and Suny have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 4,725,935 Ordinary Shares currently beneficially owned by Mr. Ben Dov, Ben Dov Holdings and Suny.

         Mr. Ben Dov, Harmony and Tao have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 3,805,984 Ordinary Shares currently beneficially owned by Mr. Ben Dov and Tao.

         Mr. Ben Dov and Harmony have shared power to vote or direct the vote and the shared power to dispose or direct the disposition of the 117,062 Ordinary Shares currently beneficially owned by Mr. Ben Dov and Harmony.

         (c) The following table sets forth all the transactions in the Ordinary Shares of the Issuer effected by Tao since July 25, 2006. All such transactions were open market purchases effected on the Tel Aviv Stock Exchange and on the NASDAQ National Market.


                                           Number of
            Date of Purchase by Tao        Ordinary Shares      Price Per Share*
            -----------------------        ---------------      ----------------
             July 25, 2006                       17,622             $7.228
             July 26, 2006                       30,000             $7.170
             July 27, 2006                        3,000             $7.223
             July 31, 2006                        7,550             $7.199
             August 2, 2006                       8,100             $7.215
             August 6, 2006                       1,800             $7.262

             August 7, 2006                       4,000             $7.235
             August 8, 2006                       5,430             $7.210
             August 9, 2006                       8,126             $7.231
             August 10, 2006                      6,000             $7.078
             August 14, 2006                     15,000             $7.145
             August 15, 2006                      5,922             $7.117
             August 16, 2006                      6,500             $7.150
             August 17, 2006                     10,000             $7.128
             August 20, 2006                     10,280             $7.074
             August 21, 2006                      7,000             $7.199
             August 22, 2006                      4,000             $7.182
             August 23, 2006                      8,750             $7.158
             August 24, 2006                        330             $7.106
             August 28, 2006                     18,500             $7.153
             August 29, 2006                      7,850             $7.172
             August 31, 2006                     15,000             $7.136
             September 4, 2006                    2,700             $7.207
             September 5, 2006                    2,212             $7.056
             September 6, 2006                   20,495             $7.017
             September 7, 2006                    9,605             $6.939
             September 10, 2006                  14,314             $6.977
             September 11, 2006                  11,600             $7.106
             September 12, 2006                  21,021             $6.916
             September 13, 2006                  36,000             $6.919
             September 14, 2006                  30,100             $7.206
             September 17, 2006                  39,455             $6.721
             September 18, 2006                   9,600             $6.743
             September 19, 2006                   8,250             $6.643
             September 21, 2006                   5,000             $6.795

            September 25, 2006                   23,679             $6.807
            September 26, 2006                   15,362             $7.009
            September 27, 2006                   45,674             $7.113
            September 28, 2006                   31,228             $7.203
            October 3, 2006                      57,536             $7.160
            October 5, 2006                      11,000             $7.300
            October 8, 2006                       9,311             $7.270
            October 9, 2006                       4,300             $7.260
            October 10, 2006                      9,000             $7.280
            October 11, 2006                     14,700             $7.200
            October 12, 2006                     10,321             $7.170
            October 15, 2006                     20,300             $7.270
            October 16, 2006                      2,111             $7.180
            October 25, 2006                     13,300             $7.140
            October 26, 2006                      6,800             $7.220
            November 2, 2006                      1,055             $7.020
            November 5, 2006                      5,000             $7.000

-------------------

*    Does not include broker's commissions.

         Except for such transactions, Ben Dov Holdings, Harmony, Suny, Tao and Mr. Ben Dov have not effected any transactions in the Ordinary Shares since November 8, 2006.

         (d) No person other than Ben Dov Holdings, Harmony, Suny, Tao and Mr. Ben Dov, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares reported above in this Item 5.

         (e) Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: November 9, 2006


/s/Ilan Ben Dov                              BEN DOV HOLDINGS LTD.
---------------
Mr. Ilan Ben Dov

                                             By:/s/Ilan Ben Dov
                                                ---------------
                                             Mr. Ilan Ben Dov
                                             Chairman of the Board of Directors


SUNY ELECTRONICS LTD.                        HARMONY (BEN DOV) LTD.


By:/s/Ilan Ben Dov                           By:/s/Ilan Ben Dov
   ---------------                              ---------------
Mr. Ilan Ben Dov                             Mr. Ilan Ben Dov
Chief Executive Officer and                  Chairman of the Board of Directors
Chairman of the Board of Directors


TAO TSUOT LTD.

By:/s/Ilan Ben Dov
   ---------------
Mr. Ilan Ben Dov
Chairman of the Board of Directors